UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SIGMA MERGER SUB, INC.

(Offeror)

NEUROCRINE BIOSCIENCES, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Kyle W. Gano, Ph.D.

Chief Executive Officer

Neurocrine Biosciences, Inc.

6027 Edgewood Bend Court

San Diego, California 92130

(858) 617-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Darin M. Lippoldt	Jamie Leigh
Chief Legal Officer	Kevin Cooper
Neurocrine Biosciences, Inc.	Carlos Ramirez
6027 Edgewood Bend Court	Cooley LLP
San Diego, California 92130	3 Embarcadero Center, 20th Floor
(858) 617-7600	San Francisco, California 94111
(415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Sigma Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”), and Neurocrine with the U.S. Securities and Exchange Commission on April 20, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”), in exchange for $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated April 20, 2026 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

a) “The Tender Offer—Section 15—Conditions to the Offer” of the Offer to Purchase is amended by adding a new paragraph at the end of such section to read as follows:

“The Regulatory Condition to the Offer, requiring that all applicable waiting periods under the HSR Act and any required antitrust approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained, has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.”

b) “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended by adding a new paragraph at the end of the subsection titled “Compliance with the HSR Act” to read as follows:

“Pursuant to the Merger Agreement, on April 10, 2026, each of Neurocrine and Soleno filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division of the United States Department of Justice and the FTC. As of 11:59 p.m. Eastern Time, on April 27, 2026, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the Regulatory Condition to the Offer, requiring that all applicable waiting periods under the HSR Act and any required antitrust approvals shall have expired or been terminated (including any timing agreement entered into with any Governmental Authority) and any approvals or clearances required thereunder shall have been obtained, has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase. See Section 15—‘Conditions to the Offer.’”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2026

SIGMA MERGER SUB, INC.

By:	/s/ Kyle W. Gano
Name:	Kyle W. Gano, Ph.D.
Title:	President

NEUROCRINE BIOSCIENCES, INC.

By:	/s/ Kyle W. Gano
Name:	Kyle W. Gano, Ph.D.
Title:	Chief Executive Officer